# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 19, 2019

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Voyager Therapeutics, Inc.

### File No. 1-37625 - CF#37248

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   Voyager Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2019.

   Based on representations by Voyager Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

     Exhibit 10.28   through February 26, 2022
     Exhibit 10.31   through February 26, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


       Vanessa Countryman
       Acting Secretary